Filed by Digital Realty Trust, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rules 14a-12 and 14d-2

under the Securities Exchange Act of 1934

Subject Company: InterXion Holding N.V.

(Commission File No. 001-35053)

[DLR] - Digital Realty Investor Call

Tuesday, October 29, 2019

Call Company Participants

•	John Stewart, Senior Vice President of Investor Relation

•	A. William Stein, Chief Executive Officer & Director

•	David Ruberg, Chief Executive Officer of Interxion

•	Andrew Power, Chief Financial Officer

•	Greg Wright, Chief Investment Officer

Other Participants

•	Jordan Sadler, Analyst

•	Jonathan Atkin, Analyst

•	Unidentified Participant

•	Erik Rasmussen, Analyst

•	Michael Bilerman, Analyst

•	Sami Badri, Analyst

Presentation

Operator

Good day and welcome to the Digital Realty Third Quarter 2019 Earnings Conference Call. All participants are in a listen-only mode. (Operator Instructions) Please note this event is being recorded. I would now like to turn the conference over to Mr. John Stewart, Senior Vice President, Investor Relations. Please go ahead.

John Stewart, Senior Vice President of Investor Relation

Thank you, Sean. The speakers on today’s call are CEO Bill Stein, CFO Andy Power and Interxion CEO David Ruberg, Chief Investment Officer Greg Wright and Chief Technology Officer Chris Sharp are also in the call and will be available for Q&A.

Management may make forward-looking statements, including guidance and the underlying assumptions. Forward-looking statements are based on expectations that involve risks and uncertainties that could cause actual results to differ materially. For a further discussion of risks related to our business. See our 10-K and subsequent filings with the SEC. This call will contain non-GAAP financial information. Reconciliations to net income are included in the supplemental package furnished to the SEC and available on our website.

Investors are encouraged to read the joint proxy statement and prospectus with respect to the proposed transaction between Digital Realty and Interxion and other relevant documents to be filed with the SEC because they will contain important information. You may obtain a free copy of these documents when available from the SEC’s website at sec.gov or from the web websites or Investor Relations Department of either Digital Realty or Interxion.

Before I turn the call over to our CEO, Bill Stein. I’d like to hit the tops of the waves on our third quarter results. In July, we announced we were re-entering Paris; expanding in Frankfurt; entering Seoul and opening four new facilities in Brazil. In September we announced we were acquiring land and Tokyo and we also announced a $1.4 billion private capital initiative with Mapletree, bringing our year-to-date private capital raising to over $2 billion, including the joint venture with Brookfield we closed in the first quarter.

In October, we raised $100 million of long-term capital at all-time low coupons, and reached renewable energy agreements in Northern Virginia and Oregon, where we signed an anchor lease to break ground on land inherited through the DFT acquisition.

Earlier this morning, the Adani Group announced that we have executed a memorandum of understanding to establish a joint venture in India.

And last but certainly not least, this afternoon, we made a very exciting announcement that we have entered into a definitive agreement to combine with Interxion.

With that I’d like to turn the call over to Bill.

A. William Stein, Chief Executive Officer & Director

Thank you, John. Good afternoon and thank you all for joining us. Fifteen years ago to the day Digital listed on the New York Stock Exchange. We are thrilled to be celebrating our 15-year anniversary as a public company with a definitive agreement to combine with Interxion in a highly strategic and complementary transaction that will create a leading global provider of cloud- and carrier-neutral data center solutions, with an enhanced presence in high-growth major European metro areas.

As you can see on page two of our presentation. We believe the best way to serve our customers’ needs is by offering a comprehensive set of data center solutions, covering the full product spectrum, from small footprint cage and cabinet environments, all the way up to multi-megawatt dedicated hyperscale facilities on a truly global basis from Sydney to Singapore, to Santiago to Santa Clara.

Customers form the bedrock of our strategy, and in order to meet their needs around the world, we have invested and partnered with a series of leading local brands. In the Americas, we have partnered with Brookfield to serve our customers through Ascenty, the leading data center provider in Brazil, with a community of platform compute and network nodes connected via a proprietary fiber network.

In APAC we’ve teamed up with Mitsubishi Corporation to launch MC Digital Realty in Japan where we have recently announced a pair of land parcel purchases in Tokyo to support growing customer demand.

And, of course earlier this afternoon, we reached a definitive agreement to combine with Interxion, a leading provider of carrier- and cloud-neutral colocation data center services in EMEA.

We believe the combination will deliver compelling benefits for customers, shareholders and employees.

I’m pleased to welcome Interxion’s CEO David Ruberg, and I’d like to turn the call over to him to share his perspective and discuss the strategic merits of the transaction.

David Ruberg, Chief Executive Officer of Interxion

Thank you, Bill. I’m excited to be here today to talk about the opportunity to join forces with Digital. Please turn to slide three.

As Bill mentioned, we strongly believe that this combination is highly strategic as well as complementary. Like everything we do, the strategic rationale starts with our customers. For many years. Interxion has been creating communities of interest in our data centers that offer carriers, digital platform providers and enterprises access to high levels of connectivity and performance participation and communities that can enhance the value proposition to their customers.

This approach has been very successful across EMEA, and we see tremendous opportunity to replicate and extend this model across Digital’s current and growing global footprint. Interxion’s connectivity capabilities are a primary source of our competitive advantage. Highly connected locations are the logical destinations for content providers and cloud platform providers who are seeking to provide services to these content providers. Not only do cloud platforms deploy network nodes in these locations, but there is a growing awareness on their part of the value of deploying compute capacity in close proximity to these network nodes.

Workload placement close to the end user is equally critical for data-intensive next generation cloud native applications that are focused on real-time data analytics, artificial intelligence and the Internet of Things. The combination of Interxion’s connectivity capabilities with Digital’s hyperscale and enterprise expertise, put the combined company in a unique position to take advantage and capitalize on the emerging global digitization trends and to offer our customers an efficient and cost effective way to address their requirements.

I’d like to spend a moment on the structure and the leadership of the combined organization. This transaction is being structured as a stock for stock combination and Interxion shareholders will receive a fixed exchange ratio of 0.7067 Digital share per Interxion share. Interxion shareholders will own approximately percent as a combined company and Digital shareholders own the remaining approximately 80%. Both boards have unanimously approved this transaction and I have irrevocably agreed to tender my shares. Bill Stein, will be the CEO of the combined organization and I will be the CEO of our combined EMEA businesses which upon closing will be branded “Interxion, a Digital company”.

I will work with Bill and our teams to integrate the two businesses. And over the next year or so I plan to transition from the day-to-day management of the EMEA business to focusing on the combined company’s development of communities of interest across our global footprint and working with some of our core global accounts.

While the rationale for this transaction is about customers, the execution will be about employees. The success of the combined organization will depend upon our employees and I intend to spend a lot of time working to ensure that our employees understand and contribute to our efforts to build these leading global platforms.

And I want to assure teams, the process of transitioning from two separate entities into a combined global organization will be fair, consistent, transparent, recognizing the importance of preserving the rich culture and country diversity within the combined businesses. We also expect the combination will produce enhanced career opportunities for employees as the combined company’s growth accelerates.

I also note that both companies have sizable development pipelines, which represent significant embedded growth potential and provide considerable runway to support our customers’ growth given our strategic land holdings along with Digital’s hyperscale development expertise and highly efficient funding model. Finally we believe our shareholders, customers and other stakeholders will benefit from Digital’s investment grade balance sheet and lower cost of capital.

In closing, I’m personally very excited about the opportunity this represents for all of our stakeholders. I am convinced that combined Digital and Interxion, will be able to build the leading global platform that can help shape and deliver what our growing universe of customers require. I look forward to working closely with Bill and the entire Digital team to complete the transaction integrate the businesses and to build the world’s premier data center provider.

And with that, I would like to turn it back to Bill.

A. William Stein, Chief Executive Officer & Director

Thank you, David. Let’s pick back up on the transaction structure here on Page 4, as David indicated the transaction is structured as a stock for stock combination and Interxion shareholders will receive a fixed exchange ratio of 0.7067 Digital Realty shares per Interxion share, which represents a roughly 20% premium to the unaffected share price as of October 9.

The transaction is subject to approval by both sets of shareholders and we expect to close the transaction sometime next year. The break-up fee represents 1% of Interxion’s market cap and the agreement is subject to a 7% overbid caller with matching rights. As David alluded to, we are very cognizant of the value of the Interxion platform and this deal is not about expense synergies.

Nonetheless, we do see some opportunity for cost savings, primarily redundant public company costs and interest savings on refinancing Interxion’s higher cost debt at Digital Realty’s lower borrowing cost in the European debt capital markets. We expect to achieve up to $20 million of annualized synergies and we expect to realize roughly three quarters of our target in 2021 with the full run rate realized in 2022.

Assuming a second quarter close, given the timeline for realizing synergies, we expect the transaction will be approximately 1% to 2% dilutive in 2020 and a bit better than breakeven in 2021 and significantly accretive to the combined company’s long-term growth profile.

Let’s set the stage by framing the opportunity in Europe on Page 5. While GDP levels in Europe and North America are about the same and the population of Europe is significant larger, the total outsourced data center capacity in Europe today is much smaller. The rapid expansion of cloud and content platforms is driving significant data center demand across Europe. However, within the platform segment there are significant differences in terms of maturity of adoption across Europe.

Even the most technology centric European countries are 18 to 24 months behind the U.S. followed by varying degree of maturity across the European continent. This concept is visually depicted on the right hand side of the slide, which describes directionally how we see the rollout unfolding without intending to provide accurate predictions on the relative size or timing of each opportunity. The cumulative effect of this gradual rollout portrays the significant opportunities ahead of us here in Europe.

Let’s turn to the standalone Interxion profile on Page 6. As you may know Interxion’s business consists of 53 high quality carrier and cloud neutral colocation facilities in 13 high growth metros across 11 countries in Europe, and an investment in Africa. They have over 200 megawatts of equipment capacity, serving more than 2,000 customers with platforms, representing approximately 40% of recurring revenue and the balance split evenly between connectivity and enterprise.

Flipping over to page 7, you will see that our combined EMEA business will service an expanded customer base from more than 90 facilities in 15 metros across 11 countries in Europe. As you can see from the pie charts at the bottom of the slide, not only does the combination create a broader network for landing and expanding customers but our businesses are highly complementary.

Digital’s position in London and Dublin dovetails nicely with Interxion’s presence in Frankfurt, Amsterdam, and Paris and across the rest of Europe. The pro forma business mix covers the continent and is well balanced between the major European metros.

Turning now to page 8, Interxion has successfully executed our strategy of creating and enabling valuable communities of interest in Europe and it’s Internet Gateway in Marseille serves as the digital media hub to 4.5 billion eyeballs across EMEA as a prime example. We see significant opportunity to extend Interxion’s capabilities to identify and develop high value communities of interest across the combined company’s global footprint.

As shown on Page 9, our customer counts are similar despite the difference in the size of our businesses, which gives you some appreciation for the density of the communities of interest the Interxion team has successfully created.

These communities match up well with the hyperscale compute engines Digital Realty has successfully landed across our global platform.

The combination of our respective strengths should enhance our ability to solve the public and hybrid cloud architectural requirements of our global customer base. Interxion’s development pipeline represents a source of significant potential embedded growth as shown on page 10. In addition to the 53 facilities currently in service Interxion also has five under construction. These projects are significantly pre-leased and represent a substantial expansion of the installed base.

Including land owned or controlled, Interxion has the potential to double the size of its existing business. The transaction will also create significant financial benefits, as shown on page 11. The combined company will have a global presence in 44 metros across 20 countries on 6 continents with an enterprise value of approximately $50 billion, nearly five times the size of the next largest competitor.

We expect the combined organization will have the most efficient cost structure and the highest EBITDA margin in the data center sector. Finally, let’s talk about capital structure on page 12. The combined company will have an equity market cap of over $35 billion and a total enterprise value of more than $50 billion. Balance sheet impact will be leverage neutral, but one of the key benefits of the transaction is the opportunity for Interxion stakeholders to benefit from Digital Realty’s lower borrowing costs and improved ability to fund the growth of the business, as well as the continued growth of the per share dividend, which we have raised each and every year since our IPO in 2004.

In summary, this combination is highly strategic and complementary it is prudently financed with a stock for stock structure and it is expected to be accretive to the long-term growth trajectory of the combined organization. We were excited to deliver this compelling opportunity that we believe will significantly enhance our ability to create long-term value for customers, shareholders and employees of both companies. With that I’d like to turn the call over to Andy to take you through our financial results.

Andrew Power, Chief Financial Officer

Thank you, Bill.

Let’s begin with our leasing activity here on Page 14. We delivered solid leasing volume with balanced performance across sectors products and geographies we signed total bookings of $69 million just shy of our all-time second best. Third quarter bookings included an $8 million contribution from interconnection. We signed new leases for space and power totaling $61 million with a weighted average lease term of a little over seven years, including a $7.4 million colocation contribution.

We added another all-time high 64 new logos. During the third quarter led by global strength in our enterprise segment. We quietly least 14 megawatts in Ashburn during the third quarter and our biggest deal in this market was just 6 megawatts. Although Northern Virginia has been notoriously the competitive this year we view the current supply-demand dislocation as a temporary phenomenon.

Particularly in light of Amazon selection of Crystal City for its HQ2 and Microsoft selection for the Pentagon’s $10 billion JEDI contract, we are bullish on the long-term prospects for communications infrastructure in the Commonwealth, as well as our position in the market, given the value of our strategic landholdings, our ability to support our customers’ needs today and to provide the longest runway for their growth.

In terms of specific wins during the quarter, we partnered with AT&T to devise a solution for a global biotech firm to serve their edge network and data center partner for global edge deployments across multiple North America locations, London, and Frankfurt, placing the customer in close proximity to their end user customers, improving application performance, and consolidating and reducing their network costs.

The customer selected AT&T and Digital Realty to deploy their next generation IT hubs based upon our collective global footprints, proximity to their locations, access to a wide array of network providers, and the ability to interconnect two multiple public clouds leveraging Digital’s Service Exchange fabric.

One of the nation’s most comprehensive integrated academic health care delivery systems expanded their commitment to our global platform this quarter. This new expansion has a dual-purpose, It will serve to consolidate a number of their smaller data centers and server closets from the metro regional units, including on premise facilities. In addition, it will act as a disaster recovery and business continuity site for the production data center with Digital Realty in another location. We provide a solution with Service Exchange, which help them access Azure, and our SD WAN platform and dark fiber network between our campuses enabling them to execute a key part of their hybrid IT strategy.

We’re also seeing traction in EMEA, and APAC based customers joining our global platform. One example, this quarter is a European big data and analytics company looking to expand its operations to North America. Our global platform capabilities were uniquely suited to meet their high performance computing and rapid expansion requirements.

Turning to our backlog on Page 16, the current backlog of leases signed, but not yet commenced stepped down from $127 million as of June 30 to $98 million at the end of the third quarter due to several large commencements in Northern Virginia Toronto and Silicon Valley. During the third quarter the lag between signings and commencements was slightly below our long-term historical average, at a little less than five months.

Moving on to renewal leasing activity on page 17. — we signed $152 million of renewals during the third quarter, in addition to new leases signed. As you may recall, 2019 was our all-time high in terms of lease expirations and our four highest renewal quarters have all come within the last 12 months, including a new all-time high for quarterly renewal leasing volume this quarter.

Year-to-date we have retained almost 80% of expiring leases, a bit better than our long-term trend. The weighted average lease term on renewals signed during the third quarter was nearly nine years while cash rents on renewals rolled up 7.2%. In addition to the legacy DLR long-term top customer renewals we secured earlier this year, we finally executed this long awaited legacy DFT customer renewal during the third quarter — and we did better than expected on rate, but shorter on term.

As you may have seen, we raised our guidance for cash releasing spreads again from down mid-single digits to slightly negative, reflecting the better than expected outcome. Aside from a few select supply constrained regions and metro areas, we have yet to see broad based rental rate growth across most markets. However, we are continuing to make significant progress cycling through peak vintage renewals, the lion’s share of our portfolio has recently been leased at current market rents and we are beginning to see barriers to entry emerge in a growing number of markets around the world.

As a result, we expect to see continued gradual improvement on cash releasing spreads into 2020 and beyond. In terms of third quarter operating performance, overall portfolio occupancy slipped 40 basis points to 87.4%, entirely due to reclassification of the fully leased Mapletree facilities as held for sale at quarter end.

Same capital cash NOI was down 3.7% in line with our guidance and reflected a 70 basis point FX headwind, higher property tax accruals and the restructuring of the private colocation reseller customer earlier this year. Yjr U.S. dollar continue to climb relative to prior year exchange rates and FX represented roughly 75 basis point headwind to the year-over-year growth in our reported results from the top to the bottom line as shown on Page 18.

Turning to our economic risk mitigation strategies on Page 19, we manage currency risk by issuing locally-denominated debt to act as a natural hedge, so only our net assets within a given region are exposed to currency risks from an economic perspective. In addition to managing foreign currency exposure, we also mitigate interest rate risk by proactively terming out short-term variable rate debt with longer-term fixed rate financing.

Given our strategy of matching the duration of our long-lived assets with long-term fixed rate debt, a 100 basis point move in LIBOR would have less than a 50 basis point impact to full-year FFO per share. Our near-term funding and refinancing risk is very well managed and our capital plan is fully funded. In terms of earnings growth, core FFO per share was up 2.4% year-over-year or 3.3% on a constant-currency basis.

As you can see from the bridge chart on page 20, we do expect the quarterly run rate to dip back down in the 4th quarter primarily due to the Mapletree joint venture transaction, which we expect to close in early November. As a result, we are revising our 2019 core FFO per share guidance by $0.05 to reflect the dilution from the joint venture transaction as well as the two opportunistic long-term capital raises in October that were not previously contemplated in our guidance.

As you begin to roll your models forward to the fourth quarter and beyond to next year, there are several puts and takes to keep in mind. We expect to close the Mapletree joint venture transaction in early November, and the Mapletree portfolio sale in early January. Consequently, we expect a partial period of dilution in the fourth quarter and a full year in 2020. The interest income on the Ascenty bridge loan and the UK income tax benefit in 1Q’19 were both one-time benefits in the current year and are not expected to recur in 2020.

We’ve extended the duration of the forward equity settlement, which does provide a current year benefit to per share earnings and cash flow, ,but do you expect to eventually settle the forward equity offering early next year which will likewise represent a drag to year-over-year growth in per share earnings and cash flow in 2020. Conversely, knock on wood, we are not currently anticipating any changes in accounting policy in 2020, nlike the impact on our reported result from the change in lease accounting in 2019 and revenue recognition in 2018.

Last but certainly not least, let’s turn to the balance sheet on page 21. Net debt to EBITDA, stood at 6.1x as of the end of the third quarter while fixed charge coverage remained healthy at 4.3. Pro forma for the Mapletree transaction and settlement of the forward equity offering, net debt-to-EBITDA remained in line with our targeted range at approximately 5 times, while fixed charge coverage is just under 4.5 times.

In terms of capital raising activity in mid-September, we announced a $1.4 billion portfolio sale and joint venture transaction with Mapletree, a leading Singaporean real estate investment firm. These transactions represent an important step towards our goal of self-funding our growth and diversifying our sources of equity capital and setting the stage for accelerating growth as the proceeds are redeployed into accretive investment opportunities.

We expect to close the joint venture in early November. And the portfolio sale in early January. Likewise in mid-September, we extended the duration of our forward equity offering by 12 months to most efficiently match the timing of our sources and uses, given the $1.4 billion of pending proceeds from the Mapletree transactions. In early October, we raised $345 million of perpetual preferred equity at 5.20%, an all-time low preferred equity coupon for Digital Realty. The very next day we opportunistically tapped the Eurobond market raising approximately 550 million of 8.5 year paper at one-and-an-eighth,. likewise an all-time low coupon.

This successful execution against our financing strategy is a reflection of the strength of our global platform, which provides access to the full menu of public, as well as private, capital sets us apart from our peers and enables us to prudently fund our growth. As you can see from the chart on page 22, our weighted average debt maturity is over six years and we whittled our weighted average coupon down another 10 basis points this quarter to 3.2%. Half of our debt is non-U.S. dollar denominated acting as a natural FX hedge for investments outside the U.S. Over 80% of our debt is fixed rate to guard against a rising rate environment and 99% of our debt is unsecured, providing the greatest flexibility for capital recycling.

Finally, as you can see from the left side of Page 22, we have a clear runway with virtually no near-term debt maturities and no bar too tall in the out years. Our balance sheet is poised to weather a storm but also positioned to fuel growth opportunities for our customers around the globe, consistent with our long-term financing strategy.

This concludes our prepared remarks and now we’ll be pleased to take your questions. Sean, would you please begin the Q&A session. Thank you. And we will now begin the question-and-answer session.

Questions And Answers

Operator

(Operator Instructions) Our first question will come from Jordan Sadler with KeyBanc Capital Markets. Please go ahead.

Jordan Sadler, Analyst

Thank you. Good afternoon and congratulations on the transaction. My first question is regarding the initial dilution and the ultimate accretion surrounding the transaction. Is the assumption for 2020 that initial dilution factoring in the transaction on a leverage neutral basis or as is. And then maybe you can speak to beyond the immediate term dilution ultimately how we should sort of quantify what you think the accretion will look like on a growth on growth perspective to the overall platform

Andrew Power, Chief Financial Officer

Thanks, Jordan. This is Andy. So we maybe go to your question on the balance sheet first. This is a 100% stock for stock transaction. So, and when you look at the capital structure slide in our investor deck, you can see it’s leverage neutral, including the friction from any transaction costs. So our pro forma for our Mapletree and equity forward, we’re right at our five times net debt to EBITDA target ratio and still have the proceeds from those capital to kind of fund the combined company’s growth, which we’re really excited about.

2020 is obviously a little bit tough to handicap here, we’re kind of sitting at the very end of ‘19, we both have to go get shareholder approval for the transaction, and also get any regulatory approval. So depending on where you handicap closing anywhere called the end of 1Q at the end of 2Q or so, you have a fraction of the year, we also really do not assume any synergies flow through the combined business in 2020, maybe that’s a tad bit conservative. So half of the year or less, or just little over half combined, no synergies. That’s kind of how we get to that roughly 1% to 2% dilution per share in 2020.

But in 2021 when you look at the combined company, we described, this is a bit better than breakeven. So we describe it as accretive, obviously a combination of the relative valuation from the exchange of our shares . We do have a pickup from refinancing their non-investor grade debt with our investor grade Eurobonds, so pick a couple of hundred basis points of savings there, and then we do see some of the synergies, starting to flow through in 2021 to just get a little bit over break even. And then we see pretty solid accretion from 2022 there on out. And I guess to reiterate what you said we all see accretion to the growth profile of the combined company. As you can see, we have a very complementary long term under construction and land holdings in the European market continue to fuel that growth.

Jordan Sadler, Analyst

Is there a way to quantify that growth profile accretion. You said significantly accretive to the combined company’s growth profile, I believe in the prepared remarks. Is it 100 basis points better growth in the three to five year period, 200 basis points?

Andrew Power, Chief Financial Officer

I think I think on a per share basis when we kind of flip into 2002 and beyond. I think we reverse the dilution estimate we estimated in 2020. So, call 1% to 2% accretive to our FFO or FFO per share.

Operator

Our next question will come from Jonathan Atkin with RBC . Please go ahead.

Jonathan Atkin, Analyst

Yeah, I had a couple of questions about the deal and then a follow-up about just kind of market trends. But as you look at regulatory approval in Europe, CyrusOne-Zenium took a couple of quarters longer than initially anticipated, and then Equinix-Telecity of course ended up requiring divestitures, interested in kind of your expectations around timeline and your thoughts about what some of the aspects to consider would be around the country level and EU approval on the deal. And then just as a footnote, maybe to Jordan’s question, I just wanted to be sure, but the $20 million of synergies that you identified, is that entirely OpEx or not. I just missed that. And then I guess just on the second question would be around market review— which metros. You talked about this in the script a little bit, but just interested in which metros currently in North America, Europe and APAC are showing the most kind of hyperscale demand. Thank you.

Greg Wright, Chief Investment Officer

Hey, Jonathan. It’s Greg Wright. Let me take the first question with respect to antitrust. Look, I think in working with both lawyers on each side of the transaction, we take a look at the geographic overlap and the like. I think we feel good about our outcome on any antitrust issues. In terms of time, it’s always hard to say timing. But I think factoring in that, that’s why Andy gave you a range from end of first quarter to end of second quarter. That would be the long pole in the tent, if you will, for any timing differences.

So I would say that’s factored into the guidance Andy just gave. But again, when we look at it. Again, both sets of lawyers and other professionals on the antitrust front, we feel good.

Andrew Power, Chief Financial Officer

John, just to add on to that for a second and I’ll try to round out your other questions. This is Andy. Obviously, I think what you’ve got here is a tremendous value proposition for our customers. When we’re bringing together a European portfolio that was very strong in the United Kingdom, London, and the Interxion team having done a fantastic job on mainland Europe, so complementary in terms of products and footprint. So I think that will also help sort of cards. I won’t go into regulatory process.

On the expense synergies. I just. I would characterize them expense synergies not OpEx overhead specific type of expense synergies. There is obviously some redundant public company costs here, including our Board of Directors that it’s kind of easy or low hanging fruit to go after first. I do think we’re also going to be revenue synergies here that we don’t really have factored into our numbers where our combined customer base are now going to be able to…we’re going to be able to be the trusted global partner for this combined customer base around the globe, across 6 continents in 20 countries. So I do think that’s another key element of this transaction. And then last but not least, I think you were just asked. But overall, kind of how the quarter went in terms of market demand. I’ll try to go real quickly on that. On the Digital side, starting with Europe, we had the, I guess, the topping off or like, the last kilowatts into our Frankfurt 27 megawatt campus with a top cloud service provider. We had a smaller win with an enterprise customer into the London market, I think those are the highlights there. Over in Asia Pacific, we had another top CSP land in our Osaka campus with a fairly large signing. Down South America in Brazil, we had continued growth from a top five CSP. And North America had a little bit of the same as early in the year and a little bit of different, we had continued success in Toronto with two different top CSPs, with strength in financial services sector in our Northern New Jersey, New York metro area. We had growth from an existing customer on our Dallas campus.

And Northern Virginia, Ashburn in fact actually did come back , we had some great wins there, some of which we highlighted in the script. Two international wins one coming out of Asia Pacific, one coming out of Europe that landed in Nova and then also a large legacy Digital customer taking down several megawatts as well.

So I would say those are kind of tops of the waves in terms of demand after the quarter on our side.

Jonathan Atkin, Analyst

Thank you. If I could just follow up, briefly, the leverage neutral — The all-stock deal and the implications for leverage sounds like it gives you some dry powder for further expansion. You announced Korea earlier this year and the India in the last 24 hours, but what — how do we think about — your expansion pipeline in some of these Asian markets versus elsewhere. And for David, perhaps, what leads you from the Interxion side to kind of favor the all-stock structure versus maybe a mix of cash and stock.

A. William Stein, Chief Executive Officer & Director

So. Hey John. This is Bill. In terms of the Asian market expansion, you mentioned India in particular. India at this point, it is exploratory. It’s a six-month MOU. We are exclusive to each other, but we have made no commitments in terms of capital so it’s really tough to bracket the amount of capital that’s going to be required for that venture.

Other than that I would expect that our capital program will continue as it has been at a $1 billion plus a year and we have both through the all-equity nature of this transaction as well as additional asset sales that are contemplated, I would expect that we are self-funded easily through next year on development.

John Stewart, Senior Vice President of Investor Relation

And John, John Stewart is waving at me. I think we’ve given you four or five questions. So we have to get you back in the queue to round out that last question.

A. William Stein, Chief Executive Officer & Director

Let’s say let David answer that question on all-equity.

David Ruberg, Chief Executive Officer of Interxion

Jonathan you’re a pain. If you don’t mind, I think the real question, I’d like to address is why did we do this and why did we do this now. And the form of the transaction is less important. The real answer is the infrastructure requirements of our customers are evolving.

And as they’ve evolved, they’ve created a greater opportunity for us to do business with them. And we thought that as this is evolved, and as these two companies have evolved, the combination is far greater positioned to take advantage of these opportunities than we were individually. We believe in them, they believe in us, the form of the transaction, the compensation, was secondary.

Operator

Our next question will come from Erik Rasmussen with Stifel. Please go ahead.

Erik Rasmussen, Analyst

Yeah, thanks, and congrats on the deal announcement. So obviously on the M&A front, it kind of checks the boxes that you’ve talked about a strategic and complementary accretive to let’s say the long-term growth on an AFFO basis and you mentioned prudently financed, but where do you see sort of the pitfalls of you getting to some of the metrics you’ve outlined. And I know you talked about it previously, the 1% to 2% dilutive, and then slightly breakeven and then we’ll call it low single or reverse of that dilution. Where some of the pitfalls and where do you see some of the opportunities for that to even be stronger than you expected?

Andrew Power, Chief Financial Officer

Thanks, Eric. So I think obviously the greatest potential risk is obviously this is all about the customers and the people and employees that are making this come together for the customers. So that’s why I think we’re going to make sure we go through this in a prudent fashion and bring together two great teams in support of these customers and really execution on building out capacity for our customers and being their trusted partner especially in Europe, but also on a global basis.

So, that’s certainly something where we’re keeping the eye on the ball. There’s other things I’d say are secondary in our mind, whether it’s achievement on the expense synergies, which I would say are relatively modest in the numbers, and obviously execution and ability to tap the financing markets to lock in the financing synergies, but I really think it’s a continuation at the top line and focus on the customers in order to deliver that EBITDA in 2021, which is going to be the linchpin for the near-term financial success.

Erik Rasmussen, Analyst

Okay. Maybe just my follow up. You mentioned Northern Virginia coming back with a couple of nice deals there, but maybe if you could just talk about the pricing dynamic in that market and then hyperscale deals in general that were signed in the quarter.

Andrew Power, Chief Financial Officer

Sure, So in Northern Virginia, really the success there was selling our platform and our value proposition to our customers, which was about a global organization supporting at least customers across numerous countries and continents, the full product spectrum and looking to land them in Northern Virginia, which is obviously very competitive, but on what we think is the best campus where many of these customers have an installed footprint and want to grow with adjacency. And many of these customers value the longest runway for growth in that market that we provide.

So I think those key elements were really what allowed us to win the day for some of those key signings during the quarter and not have to just compete on rate, like some of our private competitors may have had to go. Obviously, the rates are down there on a year-over-year basis, but I would say I was quite pleased with the volume and the rate activity. It was a big piece of our North America signings that you can see flow through our TKF line item in our total signings that rate is down a little bit quarter-over-quarter, but not astronomically.

So I think we are really adding value to our customers, they are appreciating that value and that’s why they are picking us and it’s not all just about a based on bottom rate discussion.

Operator

Our next question will come from Colby Synesael with Cowen and Company. Please go ahead.

Unidentified Participant

Hi, this is Michael on for Colby. two questions if I may. First, for, I guess, this goes to David, did Interxion run a full process before agreeing to a deal? Along those lines, is there a formal go-shop period? And secondly, how much leasing came from Ascenty and what was the Americas pricing per KW excluding Ascenty for the quarter? Thank you.

Andrew Power, Chief Financial Officer

Hey, Michael, this is. Andy, I’ll take the easy one was very small contribution this quarter. They’ve done a great job the last three consecutive quarters outperforming our underwriting. But this quarter, I think it was like a million and a half of GAAP or so. So very small contribution and that’s not to say, I’m not, I’m still optimistic that we just we’re meeting with the Ascenty team and Chris and they have a pretty good pipeline for the fourth quarter but I would actually we report in our was a very relatively small port of our Americas signings number. With that, I’ll hand it back over to David.

David Ruberg, Chief Executive Officer of Interxion

Contrary to what was in the press, we did not run a process. What we have basically done is in the last couple of years, we’ve been approached by a lot of people. We were focused on what we thought it would take to be successful. We were focused on what we thought a good partner would look like.

And Bill and I’ve been talking about this for quite some time and it was just the appropriate thing to do. And that’s how we got here. In terms of what happens from now, you can expect that there is the standard terms and conditions. But this deal to me makes a lot of sense. And again, that’s why we’ve had this conversation for quite some time. So we’ll see what happens. But, I’m focused on making this the best opportunities that we can. We spent enough time getting to know each other. I think we know what we’re doing.

Operator

Our next question will come from Frank loosen with Raymond James. Please go ahead.

Unidentified Participant

Hi, this is Rob on for Frank actually. Post the deal, what do you believe will be approximate percentage of revenue from Northern Virginia.

Andrew Power, Chief Financial Officer

Hey Rob. This is Andy. That’s a very good question. Let me see if I can handicap this. There is a slide in our deck that shows a pro forma— Slide 11—So, the pro forma geographic concentration. It shoes pies but doesn’t show numbers, but the pies are just over 60% are from the Americas, about 30, little over 30%, 33% I believe percent from EMEA and about 6% from APAC. If you look at our, one of the pages our supp, Northern Virginia is still what our top market, but I would kind of handicap it in the 10% to 15% of the total pro forma combined company.

Unidentified Participant

Perfect, thank you.

Operator

Our next question will come from Jon Petersen with Jefferies. Please go ahead.

Unidentified Participant

Thank you. So maybe one question on the quarter. And then one question on the deal. So the same capital NOI I noticed was down 2.6%, sorry 3.7%, on a cash basis year over year, 2.5% sequentially and it looked like occupancy dropped 100 basis points, maybe if you could just give us some more color on what’s going on there.

Andrew Power, Chief Financial Officer

Thanks, John. So same capital pool, really it’s about that this is the company’s obviously largest expiration year. We’ve done quite a good job renewing a lot of the contracts, pushing them out for staggered various terms, there are even though our retention is a little bit above historical averages, we’ve taken back a fair bit of space that hit that pool. So we do have some downtime for releasing and I would say safe and efficient chunk of our new signings in this quarter and last quarter was a little bit more into new space that’s going to be delivering.

So a little bit of interim cash flow hit. I do think there it is a temporary phenomenon. Some of this capacity, I think Dublin, is a good example is we’re taking back and we’re going to convert TKF suite into a colocation interconnection product offering. So we think that it does provide longer-term upside, although, you do have the near-term cash flow hit.

So, and I think there are a lot of the good things about the quarter, which didn’t get a lot of, lot of questions so far on . In addition to this quarter being, I think the third highest, almost just sniffing our second highest from last year. It was pretty multi geographic, multiproduct, interconnection was up there in terms of number two or three, I think, in terms of signings in the last handful of years, had a record 64 new logos. I believe the new logos we signed in the first three quarters this year are more than the new logos we signed in the prior two years. So pretty happy about that, but we are having some taking back some non-retain capacity and we’re certainly focusing our sales force on selling that move-in ready space toward today move it tomorrow type capacity that does certainly help us in certain markets.

Unidentified Participant

Okay, thanks. And then, just curious the Interxion business, will that be good REIT income that will require a dividend payout, and if not, how does that change your thought on growing the dividend going forward.

Andrew Power, Chief Financial Officer

Based on our assessment, other than maybe a relatively short time period at the initial close depending on the tender of their shares, where we would have to hold that the business in our TRS temporarily, we would qualify this as good read income based on everything we’ve seen to date.

So I don’t see this is a drag on our TRS capacity or incremental corporate tax friction. And so I would, based on what we see, this looks very similar in terms of readability to our core business.

Operator

Our next question will come from Michael Bilerman with Citi. Please go ahead.

Michael Bilerman, Analyst

Yeah. The first question just strategically. You guys have been extraordinarily active at building out the global platform and different from your original M&A deals early on the last few have been dilutive in the near term part driven by development, part driven by deleveraging and asset sales, but they eventually be accretive. But it just feels as though whether it was Ascenty, the Macquarie deals, this Interxion deal, you sort of pushed the growth to eventually coming. What gives investors confidence that you won’t do another deal next year that then impacts 21 growth and we’re just on the sort of flat cycle until you eventually get to a more positive growth outlook.

Unidentified Speaker

Thanks, Michael. So I think the, the three transactions two buys and one sell I think other nuances of near term were temporary dilution followed by what we see as accretion. Obviously Ascenty was a pretty strategic entry acquiring the leading platform in Brazil, which we subsequently expanded into Santiago, Chile, which was a very large in flight construction project essentially.

So, very little near-term earnings and also we suffered dilution in how we mitigate the risk with that transaction. The sale of the assets, when you sell a billion in change of assets at a low six cap, and you lose that income right away, you’re certainly going to have dilution to your per share FFO or AFFO, and this transaction has its unique nuances with a closing sometime in 2020 timing of synergy realizations a light whether is dilution.

I think we’re still focused on driving the growth in our FFO, AFFO cash flow per share. It would — It’s what pays our dividends, but at the same time, I think we are looking at, especially with the transaction, the keystone strategic piece in our global platform, and this is part of the reason why you prepare for transactions like this. Hence why we’ve kept the balance sheet in such good shape, while we run the AFFO payout ratio so conservatively. It’s been close to 70% or south, so very well covered. So this mild dilution is temporary and I don’t think a repeat story and I think we’re positioning the company for growth from all three of these initiatives, quite honestly, and we do ask our investors to bear with us and the noise in the earnings in the ensuing handful of quarters. But we think we’re setting ourselves up for a stronger platform with accelerating growth.

A. William Stein, Chief Executive Officer & Director

Okay. Right. Let me also add to that as David indicated he and I’ve been talking for many years now. And the same is true for Chris we’ve been talking. We talked for many years before we closed on that transaction. So these are opportunities that we’ve been tracking and have been interested in for a long time. There is nothing like that on our horizon today I can see that unequivocally that we are not talking with anyone else. And that’s not to say that we won’t do another acquisition but right now our plate is full.

Michael Bilerman, Analyst

Yeah. And then just something specific related to the deal and it’s been a long time since I’ve been an investment banker. Can you just walk through, you said it was a 7% collar in terms of a bid protection and then you have matching rights up to that 7% and then it sounded like there was a 1% on equity break-up fee to any other bidder that would come in, so call it a buck a share for Interxion share. How does that 7% overbid with matching rates work?

Greg Wright, Chief Investment Officer

— little different. Michael it’s Greg. It’s a 1% break-up fee. And then, it’s what’s called a 7% over bid collar. So what it means is someone who comes in, if they were to top the deal they would have to pay 1% and in order to top the deal they have to be 7% above our bid. So that’s how that works.

Operator

Our next question will come from Sami Badri with Credit Suisse. Please go ahead .

Sami Badri, Analyst

Hi, thank you. My main question has to do with slide number 17 and some of the rental rate changes that you’ve seen. You reported 7.2% cash now. In the industry and across some of the private data center operators there has been probably pricing weakness and essentially cost per kilowatt reductions down. However, you guys have clearly executed and reported a pretty I would describe it as strong result at 7.2 above right positive. Could you just give us more color on how you are driving those results. What are your customers doing? Are they deploying into multiple locations? That would be very helpful color for the industry numbers.

Andrew Power, Chief Financial Officer

Sure. Sami. This is Andy again. So I would one say we are. We’ve certainly had our fair share of negative cash mark to markets and you can look at that in the last quarter as a prime example. This quarter, we were able to have the uplift for a handful of contracts, most notably one of the large legacy DFT customers renewed at a shorter duration, and shorter duration that typically that comes with a higher rate. So that was certainly a contributor, as well as some other contracts we renewed during the quarter that kind of was able to drive a positive cash mark to market spread.

It’s really all goes back to the vintage of the agreement, the market in terms of end supply demands with fundamentals within that specific market, and also the product segment. So while we are certainly quite pleased with the outcome of the third quarter, I’m not under the assumption that we’re going to repeat plus 7% every quarter for the next four or five. We’ll certainly have our ups and downs, but net-net, I do think we are moving through our largest expiration year we’ve had several record renewal quarters in a row, numerous top customer multi-year —multi-product renewals staggering out those expirations.

You can see as we whittle down what’s coming due 19 and beyond and I do think this ties back to a comment you made is that we’re really about selling the platform, the multi-product multigeo offering to our customers. Really trying to be a trusted partner and a solution provider to them so they have one responsible party around the globe to system with, whether it’s the renewal in one market expansion and another a network node, you name it, that’s really how we’re trying to drive the business. And I do think that does pay a little bit of dividends to our success overall.

Sami Badri, Analyst

Great Thank you.

Operator

Our next question will come from Richard Choe with JP Morgan. Please go ahead.

Unidentified Participant

Hi. I wanted to revisit kind of the longer-term outlook. The deal provides in terms of the amount of development under construction, how we should think about that growth and then also the future capacity because it seems like this is more of a longer-term strategic deal and not necessarily something that’s going to impact things right away and that probably drove more of the transaction. Thank you.

Andrew Power, Chief Financial Officer

Hey, Richard, this is Andy , I can speak to the numbers here. There is a slide in the deck that I think what Page a nice picture of the growth profile. I think it’s slide 10. What’s quite unique about this transaction, in addition to the broader global strategic nature of it, it really is kind of two interlocking puzzle pieces in terms of inventory and portfolio footprint.

As I’ve mentioned, we’ve basically topped off our growth in the Frankfurt market and the Interxion team has done a great job bringing inventory on in the near future. So, filling in gaps there. In London that’s a market where we’ve been having a pretty nice and future proofed runway for growth with our Cloud House Digital Docklands campus, as well as our Crawley and Woking campuses and that was more of a newer market.

Similarly in France, we are just reentered Paris and the Interxion team has a dominant share in multiple markets in France. So it, let’s call it 18 months out, I think we’ve got a very complementary inventory position, which we like that includes over 80 megawatts under construction from Interxion that are north of 40% pre-leased. We’re bringing 40 megawatts to the table about 40% pre-leased, so I think that kind of dovetails for the near-term picture.

And then longer term the Interxion team really has done a fantastic job building out a long-term runway of growth where the either own, lease or options on several years’ worth of inventory in strategic markets, including some of the budding growth markets outside of the Frankfurt, London, Amsterdam, Paris market would that the traditionally known for such a stronghold for. So I think it’s a combination of near and longer term growth.

Unidentified Participant

And will that those kind of, I guess options, help you bridge the gap or when you start integrating the sales forces on. How should we think about the sales force integration going forward?

Andrew Power, Chief Financial Officer

I think this inventory set up is a fantastic thing for our customers and when our customers have lots of opportunity to move into our footprint of the combined company basis that usually is a good thing for our sales force at the same time. We are just on the heels of announcement we’ve got obviously you got to work independently until our shareholders approve this transaction and we close. And once we close, we’re going to work to work together as well to combine, and with that, I think, David, wants to chime in.

David Ruberg, Chief Executive Officer of Interxion

I just wanted to add, what’s fascinating about this combination is when you look at the top 15 to 20 platform players in the world, we actually overlaps substantially. But we approach them from two different orientations. One from the large size and one from the small size and so when you look at this, even the sales forces are highly complementary in terms of the way they approach.

And when you look at the combined with the number of the top three or four customers, when you put these two companies together — And you look at the relevance that we have as a combined entity for some of these behemoths it’s really impressive. So it’s not — it’s not going to be as difficult to bring them together because they bring complementary knowledge, one more on the compute side one more on the connectivity side.

So I think it works.

Operator

This will conclude today’s question and answer session. I would now like to turn the conference back over to Mr. Bill Stein for any closing remarks.

A. William Stein, Chief Executive Officer & Director

Thank you, Sean. I’d like to wrap up our call today by recapping the strategic merits of our combination with Interxion’s as outlined here on the last page of our presentation. The combined company will extend Interxion’s successful strategy of creating and enabling valuable communities of interest in Europe by extending it across the combined company’s global footprint.

Our businesses are highly complementary. The combination creates a leading pan-European data center provider offering consistent high-quality services with low latency access to approximately 70% of the GDP in Europe. Interxion’s colocation capabilities combined with our hyperscale expertise will significantly enhance the combined company’s ability to address and solve our company’s public and hybrid cloud architecture requirements on a global scale.

Interxion has five projects under construction, which are over 40% pre-leased and represent a 40% expansion of the asset base and a source of significant potential embedded growth and long-term value creation. Last but not least, the transaction is expected to generate significant financial benefits. It’s expected to be accretive to the long-term growth rate of the combined organization and will establish a global platform that we believe will significantly enhance our ability to create long-term value for both the customers, shareholders and employees of both companies.

Thank you all for joining us, and we hope to see many of you at MarketplaceLIVE at Spring Studios in New York next week.

Operator

The conference has now concluded. Thank you for attending today’s presentation and you may now disconnect.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Digital Realty Trust, Inc. (“DLR”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of DLR, which also constitutes a prospectus of DLR. After the registration statement is declared effective by the SEC, DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter Interxion Holding N.V. (“Interxion”) intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of Interxion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of Interxion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or Interxion may file with the SEC and send to DLR’s or Interxion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and Interxon with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from Interxion’s website (http://www.interxion.com) or by contacting Interxion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

DLR, Interxion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and Interxion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of Interxion and their ownership of Interxion ordinary shares is set forth in Interxion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements

DLR and Interxion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, Interxion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and Interxion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and Interxion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and Interxion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) Interxion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.